Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the three and nine months ended September 30, 2015 and 2014. This MD&A should be read together with the unaudited condensed interim Consolidated Financial Statements and the related notes. This MD&A is dated December 31, 2015. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily on developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”). In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 for BPH in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. After the top-line statistical failure of Nymox’s U.S. Phase 3 studies NX02-0017 and NX02-0018 at 12 months post-treatment, Recordati has terminated development and commercialization efforts for NX-1207 in the licensed territories. NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and its ability to finance its research and development programs and operations through the sale of its common shares. Since 2003, the Corporation has relied on the Common Stock Private Purchase Agreement (the ‘Agreement’) (referred to in note 5 (a) to the condensed interim Consolidated Financial Statements), private placements and other types of financings collaboration agreements, and revenues from product sales to fund its operations and research programs. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Under the Common Stock Private Purchase Agreement, the Corporation must adhere to general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the Agreement, with respect to the business and operations of the Corporation. In the past, the Corporation has been successful in obtaining the required financing pursuant to the Agreement. As of the date of the financial statements, the Corporation has not received any communication from the counterparty in the Agreement that it will not honor the Corporation`s future draw-down notices under the Agreement or that it intends to terminate the Agreement. On April 28, 2015 and on May 26, the Corporation completed two drawdowns of $600,000 and $350,000 pursuant to this Agreement.

Management believes that current cash balances as at September 30, 2015 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing Common Stock Private Purchase Agreement and/or other sources of capital in order to fund these operations and activities over the next year.

If the purchaser does not purchase the Corporation`s common shares as provided for under the Agreement, or if the Agreement is not renewed, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern. Subsequent to quarter-end, on November 15, 2015, the Agreement expired and was not renewed. Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. The financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

On April 23, 2015, the shareholders approved the transfer of the Corporation’s head office and domicile from Quebec, Canada to the Bahamas.

Risk Factors

The business activities of the Corporation since inception have been devoted principally to research and development. Accordingly, the Corporation has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our Form 20-F filed on EDGAR and on SEDAR for a discussion of the management and investment issues that affect the Corporation and our industry. The risk factors that could have an impact on the Corporation’s financial results are summarized as follows:

  Our Clinical Trials for Our Therapeutic Products in Development, Such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

  Our Clinical Trials for Certain Of Our Therapeutic Products May Be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines And Our Development of NX-1207 Has Been Delayed Due to Negative Results In Phase III Clinical Trials

  A Setback in Any of Our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

  We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

  We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

  Even If We Obtain Regulatory Approvals for Our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

  It is Uncertain When, if Ever, We Will Make a Profit

  We Will Require Additional Funding to Continue as a Going Concern

  Our Ability to Draw on the Common Stock Private Purchase Agreement, Which Expired in November 2015, was Dependent on Adhering to General Covenants.

  We Have Identified Material Weaknesses in our Internal Control over Financial Reporting. Although We Expect to Make Every Effort to Address these Material Weaknesses, We May Find that We are Unable to Remediate this Deficiency in our Control Environment, Which Could Reduce the Reliability of Our Financial Reporting, Harm Investor Confidence in our Company and Affect the Value of our Common Stock.

  We Face Challenges in Developing, Manufacturing and Improving Our Products

  Our Products and Services May Not Receive Necessary Regulatory Approvals

  We Face Significant and Growing Competition

  We May Not Be Able to Successfully Market Our Products

  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for Our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  We Have Become Involved in Securities Class Action Litigation That is Expected to Divert Management’s Attention and Could Harm our Business

  The Issuance of New Shares May Dilute Nymox’s Stock

  If We Fail to Regain Compliance With the Requirements for Continued Listing on The NASDAQ Stock Market, Our Common Shares Could be Delisted from Trading on the NASDAQ Stock Market, Which Would Adversely Affect the Liquidity of Our Common Shares and Our Ability to Raise Additional Capital

  We Face Potential Losses Due to Foreign Currency Exchange Risks

  We Have Never Paid a Dividend and are Unlikely to do so in the Foreseeable Future

Critical Accounting Policies

The consolidated financial statements of the Corporation have been prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. The Corporation’s functional and presentation currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation has generally derived its revenue from product sales and collaboration agreements. Revenue from product sales is recognized when the product has been delivered and obligations as defined in the agreement are performed. Collaboration agreements that include multiple deliverables are considered to be multiple-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include upfront payments, milestone payments, sale of goods, royalties and license fees. Revenue for each unit of accounting are recorded as described below:

(i)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period. Changes in estimates are recognized prospectively when changes to the expected term are determined.

(ii)	Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectability is reasonably assured.

Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) the Corporation has no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

(iii)	Sale of goods:

Revenue from the sale of goods is recognized when the Corporation has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iv)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectability is reasonably assured.

Revenue recognition is subject to critical judgments, particularly in the collaboration agreement described above. Management uses judgment in estimating the service period over which revenue is recognized.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost related to employee awards is measured at fair value at the date of grant, net of forfeitures, and is expensed over the award’s vesting period. The Corporation uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. There is estimation uncertainty with respect to selecting inputs to the Black-Scholes pricing model used to determine the fair value of the stock options. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Corporation’s earnings.

Contingent liabilities

Subsequent to the press release dated November 2, 2014 announcing Top-line results of the phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment, a plaintiff was seeking certification of a class action suit against the Corporation and an officer of the Corporation. On March 10, 2015, we were served with a class-action lawsuit. Refer to note 10 to the condensed interim Consolidated Financial Statements. Assessing the recognition of contingent liabilities requires judgement in evaluating whether it is probable that economic benefits will be required to settle the matters subject to litigation.

Compound financial instruments

Compound financial instruments issued by the Corporation comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The model used to measure the fair value of the liability component comprises estimation uncertainty in determining the interest rate applicable to a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Results of Operations

Nine Months Ended September 30	2015	2014
Total revenues	$2,686,596	$2,220,372
Net income (loss)	$(13,779,245)	$(4,101,293)
Income (loss) per share (basic & diluted)	$(0.37)	$(0.12)
Total assets	$669,375	$952,156
Non-current financial liabilities	$1,189,557	$542,493

Quarterly Results	Q3 – 2015	Q2 – 2015	Q1 – 2015	Q4 – 2014
Total revenues	$46,852	$55,824	$2,583,920	$729,136
Net income ( loss)	$(10,006,187)	$(5,349,610)	$1,576,551	$(492,799)
Income (loss) per share (basic & diluted)	$(0.26)	$(0.14)	$0.04	$(0.02)
	Q3 – 2014	Q2 – 2014	Q1 – 2014	Q4 – 2013
Total revenues	$735,529	$752,280	$732,564	$937,490
Net loss	$(688,206)	$(820,272)	$(2,592,816)	$(1,316,921)
Loss per share (basic & diluted)	$(0.02)	$(0.02)	$(0.07)	$(0.04)

The revenues in 2015 and 2014 include the recognition of revenue related to the upfront payment of €10 million (US$13.1 million) received from Recordati in December 2010. The first quarter of 2015, includes $2,508,533 in revenue recognition compared to $nil for the quarter ended September 30, 2015 and $654,400 for the other quarters presented, which explains the increase in revenues for the nine month period ended September 30, 2015 and for the first quarter of 2015. The increase of $545,333 in the nine-month periods ended September 30, 2015 is due to the fact that the initial estimated service period of five years to recognized the upfront payment was modified, in February 2015, following the announcement, by Recordati, to interrupt the European clinical trial.

The net losses during the first quarter of 2014 and second quarter of 2015 and third quarter of 2015 includes a stock compensation charge in the amount of $1,420,185, $4,411,379 and $8,346,867 respectively, which explains the increase in net losses for these quarters compared to other quarters presented.

Results of Operations – Q3 2015 compared to Q3 2014

Net losses were $10,006,187, or $0.26 per share, for the quarter, and $13,779,245, or $0.37 per share, for the nine months ended September 30, 2015, compared to net losses $688,206, or $0.02 per share, for the quarter, and $4,101,293, or $0.12 per share, for the nine months ended September 30, 2014. The increase in net losses for the nine months ended September 30, 2015 compared to the same period in 2014 is primarily due to stock compensation charges of $12,774,796 in 2015 compared to $1,554,751 in 2014. The weighted average number of common shares outstanding for the nine months ended September 30, 2015 was 37,119,433 compared to 35,088,887 for the same period in 2014.

Revenues

Revenues from sales of goods amounted to $46,852 for the quarter, and $178,063 for the nine-months ended September 30, 2015, compared with $81,129 for the quarter, and $257,172 for the nine months ended September 30, 2014. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

For the nine months ended September 30, 2015, an amount of $2,508,533 was recognized as revenue relating to the upfront payment received from Recordati in December 2010 compared with $1,963,200 for the nine months ended September 30, 2014. The increase of $545,333 for the nine months ended September 30, 2015 is due to the fact that the initial estimated service period of five years to recognize the upfront payment was modified, in February 2015, following the announcement, by Recordati, to interrupt the European clinical trial.

Consequently, in the first quarter of 2015, the Corporation recognized, as revenue, an amount of $2,508,533 which represented the remaining deferred revenue relating to the upfront payment received from Recordati in December 2010. As at September 30, 2015, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $nil (as at December 31, 2014 - $2,508,533) as the balance of the deferred revenue was recognized in full during the first quarter of 2015.

Research and Development

Research and development expenditures were $5,222,128 for the quarter, and $6,265,537 for the nine months ended September 30, 2015, compared with $899,445 for the quarter, and $4,022,568 for the nine months ended September 30, 2014. Research and development expenditures mainly include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline. Research and development expenditures also include stock compensation charges of $4,173,245 in the nine months ended September 30, 2015 and $630,098 in the comparative period in 2014, the increase of which principally relates to the long-term employment agreement with the president and CEO as explained in “General and Administrative Expenses” below. On November 2, 2014, the Corporation announced that the two Phase 3 U.S. studies of NX-1207 for the treatment of BPH, NX02-0017 and NX02-0018, failed to meet their primary efficacy endpoints. For the nine month period ended September 30, 2015, an increase of $3,543,147 in stock compensation charges combined with a decrease of $969,561 in salaries and payroll related expenses explained the reduction of expenses compared to the same period in 2014. For the quarter, an increase of $632,754 in clinical trial expenditures, an increase of $4,171,007 in stock compensation charges combined with a decrease of $342,171 in salaries and payroll related expenses explained the reduction of expenses compared to the same period in 2014. In 2015, research tax credits was nil compared to $217,597 in 2014. The decrease in 2015 is due to the fact that the U.S. BPH 12 month trials were completed in November 2014. The Corporation expects that research and development expenditures will decrease as a result of the Corporation’s U.S. BPH trial activity reduction, pending the evaluation of the data. Because of the early stage of development and the uncertainty related to the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use as further described in the section entitled “Risk Factors”. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $69 for the quarter, and $9,475 for the nine months ended September 30, 2015, compared with $39,660 for the quarter, and $122,653 for the nine months ended September 30, 2014. The decrease is mainly due to the reduction of $ 37,275 for the quarter and $106,973 for the nine months ended September 30, 2015 in salaries and payroll related expenses following staff reductions. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $4,770,407 for the quarter, and $9,949,295 for the nine months ended September 30, 2015, compared with $485,338 for the quarter, and $2,203,125 for the nine months ended September 30, 2014. General and administrative expenditures also include stock compensation charges of $8,601,551 for the nine months ended September 30, 2015 and $924,653 in the comparative period in 2014. During the quarter ended June 2015, the Company modified the terms of all 5,104,500 existing stock options that were issued and outstanding and issued a further 1,415,000 stock options. In addition, during the quarter ended September 30, 2015, the Company entered into a long-term employment agreement with the President and Chief Executive Officer under which he will receive a total of 21,000,000 restricted common shares over the next 7-year term of the agreement in lieu of cash salary. See note 5(d) to the unaudited interim condensed Consolidated Financial Statements. The increase of $7,746,170 in general and administrative expenses for the nine month period is primarily attributable to an increase of $7,676,898 in stock compensation charges arising from the re-priced options, new options granted and the long-term employment agreement, a reduction of $222,951 in salaries and payroll related expenses and an increase of $291,362 in professional fees compared to the same period in 2014. The increase of $4,285,069 for the quarter ended September 30, 2015 is mainly attributable to an increase of $4,066,457 in stock compensation charges, to a decrease of $101,920 in salaries and payroll related expenses combined to an increase of $239,053 in professional fees compared to 2014. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Finance costs

Net finance costs were $29,696 for the quarter and $139,091 for the nine months ended September 30, 2015, compared with net finance income of $9,310 for the quarter and net finance costs of $40,292 for the nine months ended September 30, 2014. An amount of $45,118 for the quarter and $138,255 for the nine months period ended September 30, 2015 in interests and accretion expenses were incurred in connection with the convertible notes.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2015 or 2014.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$169,347	$160,340	$9,007	$0
Insurance premium installments	$143,747	$143,747	$0	$0
Operating leases	$14,444	$10,515	$3,929	$0
Convertible notes	$1,070,000	$0	$1,070,000	$0
Interest and fees on convertible notes	$185,467	$85,600	$99,867	$0
Total Contractual Obligations other than accounts payable and accrued liabilities	$1,583,005	$400,202	$1,182,803	$0

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases and insurance premium installments.

Contingent liabilities

On November 24, 2014, a shareholder of the Corporation, filed a proposed class action suit in the United States District Court, District of New Jersey, against the Corporation and the President and CEO of the Corporation. The motion was heard on January 26, 2015, and was the first procedural step before any class action could be instituted. The plaintiff seeks certification of a class action on behalf of all persons, wherever they reside, who acquired the Corporation’s common stock between January 31, 2011 and November 2, 2014. The plaintiff alleges that certain of the Corporation’s disclosures failed to disclose material adverse facts that raised serious questions as to the ability to achieve significant results for NX-1207 in Phase 3 trials in light of difficulty of enrolling candidates, obtaining objective and measured results, and the placebo effect. On March 10, 2015, we were served with a class-action lawsuit. The Corporation believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. No provision has been recognized in these financial statements for this matter.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2015 and 2014 other than those disclosed for key management personnel in note 9 of the unaudited condensed interim Consolidated Financial Statements. The Corporation also entered into a long-term employment agreement with its President and Chief Executive Officer. See note 5(d) to the unaudited condensed interim Consolidated Financial Statements.

Financial Position

Liquidity, Capital Resources

As of September 30, 2015, cash and receivables including tax credits receivable totaled $582,590 compared with $1,307,501 at December 31, 2014. The decrease is mainly due to a reduction of $344,096 in tax credits receivable and a decrease of $473,824 in cash. The decrease in tax credits receivable is explained by the receipt, in the first quarter of 2015, of $349,827 (CA$ 387,350) related to the 2013 tax credits receivable. In November 2013, the Corporation signed a new Common Stock Private Purchase Agreement, whereby Lorros-Greyse Investments Limited (the “Purchaser”) was committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 3, 2013. As at December 16, 2015, twenty-six drawings were made under the new common stock private purchase agreement, for total proceeds of $6,400,000. On December 18, 2013, 48,544 common shares were issued at a price of $6.18 per share. On January 14, 2014, 69,686 common shares were issued at a price of $5.74 per share. On February 4, 2014, 61,533 common shares were issued at a price of $5.69 per share. On February 28, 2014, 62,297 common shares were issued at a price of $5.62 per share. On March 25, 2014, 65,408 common shares were issued at a price of $5.35 per share. On April 11, 2014, 28,468 common shares were issued at a price of $5.27 per share. On April 25, 2014, 29,487 common shares were issued at a price of $5.09 per share. On May 7, 2014, 63,573 common shares were issued at a price of $4.72 per share. On May 16, 2014, 59,595 common shares were issued at a price of $5.03 per share. On May 28, 2014, 29,132 common shares were issued at a price of $5.15 per share. On June 10, 2014, 31,062 common shares were issued at a price of $4.83 per share. On June 23, 2014, 31,302 common shares were issued at a price of $4.79 per share. On July 3, 2014, 21,501 common shares were issued at a price of $4.65 per share. On July 8, 2014, 52,312 common shares were issued at a price of $4.78 per share. On July 24, 2014, 31,672 common shares were issued at a price of $4.74 per share. On August 5, 2014, 31,179 common shares were issued at a price of $4.81 per share. On August 8, 2014, 60,926 common shares were issued at a price of $4.92 per share. On August 27, 2014, 60,048 common shares were issued at a price of $5.00 per share. On September 9, 2014, 61,703 common shares were issued at a price of $4.86 per share. On September 15, 2014, 31,049 common shares were issued at a price of $4.83 per share. On September 30, 2014, 37,406 common shares were issued at a price of $4.01 per share. On October 9, 2014, 33,791 common shares were issued at a price of $4.44 per share. On October 24, 2014, 50,040 common shares were issued at a price of $5.00 per share. On November 12, 2014, 138,889 common shares were issued at a price of $0.72 per share. On April 28, 2015, 431,344 common shares were issued at a price of $1.39 per share. On May 26, 2015, 217,122 common shares were issued at a price of $1.61 per share. The Common Stock Private Purchase Agreement, expired in November 2015 and has not been renewed.

The Corporation believes its current cash balance as at September 30, 2015 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through other sources of capital in order to fund these operations and activities over the next year. The Corporation cannot assure you that it will be able to secure additional financing on favourable terms or at all.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH, announced by the Corporation on November 2, 2014, materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. On November 2, 2014, the Corporation announced that the Corporation’s Phase 3 trials of its investigational drug product, NX-1207, for the treatment of benign prostatic hyperplasia (BPH), NX02-0017 and NX02-0018, had failed to meet their primary endpoints. On November 3, 2014, the Corporation’s stock price fell from its previous close of $5.14 to a closing price of $0.93 equaling, an 82% decline. In November 2015 the Agreement expired and therefore this is no longer a possible source of financing for the Corporation On April 28, 2015 and on May 26, 2015, the Corporation completed two drawdowns of $600,000 and $350,000 pursuant to the Agreement.

The Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern.

The Corporation’s ability to raise capital through sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favourable to the Corporation.

In addition to financing operations through the issuance of equity, the Corporation may also secure additional funding through the issuance of debt, licensing or partnering products in development, increasing revenue from our products, or realizing on intellectual property and other assets. There can be no assurances that the Corporation will be successful in realizing on any such potential opportunities for additional funding at a price or on terms that are favourable to the Corporation.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years. The Corporation will also pay an administrative fee of 2% per annum on the outstanding principal amount, calculated quarterly and paid at the same time that the interest are paid on these notes. The notes are convertible by the holder at any time into common shares of the Corporation at a conversion price of $0.533 per share.

On January 23, 2015 and on March 12, 2015, the Corporation completed two $200,000 private placements financing for a total of $400,000. A total of 883,058 units were issued at a weighted average price of $0.39 per unit. Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Corporation at a price per share equal to U.S. $2.00 for a period 24 months following the subscription date.

On June 19, 2015, the Corporation completed one private placement for an amount of $500,000 and 400,000 shares were issued.

On August 17, 2015, the Corporation completed one private placement for an amount of $200,000 and 90,000 shares were issued.

On August 19, 2015, the Corporation completed two private placements financing for a total of $99,990. A total of 45,000 shares were issued. On September 29, 2015, the Corporation completed three private placements financing for a total of $167,972. A total of 56,950 shares were issued.

Other than the financing discussed above, the Corporation does not have arranged sources of financing.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities and expense charges related to the issuance of stock options to our key employees. As at September 30, 2015, we had an accumulated deficit of $113,866,324, and we have negative cash flows from operations. The Corporation’s working capital deficiency is $1,947,578 at September 30, 2015. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds.

In response to the top-line twelve month failure of the two Phase 3 trials of NX-1207 for BPH, Management has taken steps to reduce expenditures going forward in the short term by staff reductions for the U.S. BPH development program for NX-1207, deferral of management salaries, and other operational changes. Management is exploring other options, including the securing of additional sources of financing. While management believes the use of the going concern assumption is appropriate, there is no assurance the above actions will be successful. The Condensed Unaudited Interim Consolidated Financial Statements for the nine months ended September 30, 2015, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. If the going concern assumption is not appropriate for the Condensed Unaudited Interim Consolidated Financial Statements for the nine months ended September 30, 2015, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

Capital disclosures

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser Common Stock Private Purchase Agreement of the condensed interim Consolidated Financial Statements. As at the date of the MD&A, the Common Stock Private Purchase Agreement, which has been the Corporation’s primary source of financing since 2003 expired in November 2015 and has not been renewed.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years (see note 6 of the condensed interim Consolidated Financial Statements). On January 23, 2015 and on March 12, 2015, the Corporation completed two $200,000 private placement financing for a total of $400,000. On June 19, 2015, the Corporation completed one private placement for an amount of $500,000.

As part of its business plan, the Corporation anticipates the need to raise financing to pursue its planned business operations and research and development programs over the next year. The Corporation intends to access financing through other sources of capital in order to fund these operations and activities over the next year.

The Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern.

The Corporation’s ability to raise capital through other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favourable to the Corporation.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, research tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

Other than the financing discussed above, the Corporation does not have arranged sources of financing.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules. On December 16, 2014, the Corporation was notified, by the Nasdaq Listing Qualifications department, that the Corporation’s Nasdaq Capital Market requirements were currently deficient for the preceding 30 consecutive business days.

However, the Listing Rules provide the Corporation a compliance period of 180 calendar days in which to regain compliance. In order to regain compliance, the Corporation must maintain a minimum market value of $35 million for a minimum of ten consecutive business days and the closing bid price of the Corporation’s common share must be at least $1 for a minimum of ten consecutive business days. Failure to meet the listing requirements may lead to delisting from the Nasdaq Capital Market in which case the Corporation will consider an alternate trading platform for its common shares. On May 4, 2015, the Corporation received notification from the Nasdaq Listing Qualifications department that it had regained compliance with the listing rules.

Subsequent to the Corporation’s change of domicile in July 2015, the Corporation recently received a cease trade order from the Autorite des marches du Quebec on its common shares in Canada. The Corporation has been advise that this order will be lifted after current financial reports are filed on SEDAR.

Outstanding Share Data

As at December 30, 2015, there were 42,625,869 common shares of Nymox issued and outstanding, as well as, 6,519,500 share options are outstanding, of which 6,509,500 are currently vested. There are 548,529 warrants outstanding. In addition, the convertible notes are convertible into 2,007,504 common shares.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were not effective as of December 31, 2014 because of the material weakness in our internal control over financial reporting that is described in our 2014 annual filings and reproduced below and a new material weakness in connection with the restatement of the second quarter of 2015 financial statements described in “Management’s Annual Report on Internal Control Over Financial Reporting.”

However, giving full consideration to the material weaknesses, the Corporation’s management has concluded that the Condensed Interim Consolidated Financial Statements as of and for the nine months ended September 30, 2015 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2014, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual financial statements will not be prevented or detected on a timely basis. Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act and National Instrument 52-109) was not effective as of December 31, 2014 due to the material weakness described below.

Following the announcement made on November 2, 2014 concerning the results of the two U.S. Phase 3 clinical trials, Management took steps to reduce expenditures going forward, including operational staff reductions. As a result, the

Corporation did not employ a sufficient complement of finance and accounting personnel at December 31, 2014 to ensure that there was proper segregation of incompatible duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”), and sufficient compensating controls did not exist in these areas. Specifically, because of the limited number of qualified personnel, review controls of expenditures and disbursements were not effective to ensure that expenditures and disbursements were properly authorized and recorded in the financial information system, and certain ITGCs that potentially impact two applications used for expenditures and disbursements were not effective to monitor activities of individuals with access to modify data.

While the control deficiency identified did not result in any misstatements, a reasonable possibility exists that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis.

Further, the Corporation restated its second quarter of 2015 financial statements to correct a material error in stock compensation expense. The Corporation has determined that as a result of the operational staff reductions referred to above, the Corporation did not employ a sufficient complement of accounting personnel at June 30, 2015 to ensure that complex, non-routine accounting matters were properly addressed under the accounting framework. The lack of accounting personnel with sufficient technical accounting skills attributed to the restatement and is a material weakness because a reasonable possibility exists that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Remediation Plan for Material Weakness in Internal Control over Financial Reporting

Management believes that a lack of segregation of duties is typical of companies with limited personnel and resources. Nonetheless, in response to the material weakness identified above, the Corporation, in the immediate future, intends to develop a plan with oversight from the Audit Committee of the Board of Directors to remediate the material weakness. The Corporation does not currently intend to hire additional finance personnel or engage external experts until the size and operations warrant such additional resources.

The remediation efforts expected to be implemented include the following:

i)	Evaluate staffing levels and responsibilities to enhance appropriate segregation of duties where possible amongst our personnel.
ii)

Establishing a more comprehensive review and approval process for authorizing user access to financial information systems and monitoring user access to ensure that all information technology controls designed to restrict access to applications and data are operating in a manner that provides the Corporation with assurance that such access is properly restricted to the appropriate personnel.

Regarding the material weakness related to lack of accounting personnel at June 30, 2015 to ensure that complex, non-routine accounting matters are properly addressed, the Corporation will seek the assistance of external accounting and/or other specialists in the future to assist in the accounting of non-routine complex accounting matters.

Changes in Internal Controls Over Financial Reporting

Since December 31, 2014, we have made the following changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting: we have engaged an outside financial reporting expert on a contract basis to assist with external financial reporting matters under the supervision and review our CFO and audit committee.

Changes in accounting policies:

New accounting standards and interpretations:

Issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended December 31, 2014, and have not been applied in preparing these consolidated financial statements. Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below.

The following standards and interpretations have been issued by the IASB and the IFRS IC and the Corporation is currently assessing their impact on the financial statements:

(a) IFRS 9, Financial Instruments:

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. Special transitional requirements have been set for the application of the new general hedging model. The Corporation currently does not hedge and therefore does not anticipate this phase will have an impact on the Corporation.

This standard is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

(b) IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers.

IFRS 15 supersedes the following standards: IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service.

The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

IFRS 15 also includes a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

This standard is effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Factors that could cause actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, the Corporation, many of which are beyond our control, include the Corporation’s ability to:

  identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities;

  obtain suitable financing to support its operations and clinical trials;

  access financing under the Common Stock Private Purchase Agreement;

  successfully defend pending and/or unforeseeable future litigation;

  manage its growth and the commercialization of its products;

  achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology corporation;

  successfully compete in its markets;

  realize the results it anticipates from the clinical trials of its products;

  overcome recent negative results from its clinical trials;

  succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products;

  achieve regulatory clearances for its products;

  obtain on commercially reasonable terms adequate product liability insurance for its commercialized products and avoid product liability claims;

  adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors;

  assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors; and

  not encounter problems with third parties, including key personnel, upon whom it is dependent.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-

looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Condensed Interim Consolidated Financial Statements of
(Unaudited)

NYMOX PHARMACEUTICAL CORPORATION

Periods ended September 30, 2015 and 2014

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2015 and 2014

Financial Statements

Condensed Interim Consolidated Statements of Financial Position
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
Condensed Interim Consolidated Statements of Changes in Equity
Condensed Interim Consolidated Statements of Cash Flows

Notes to Condensed Interim Consolidated Financial Statements

1.	Basis of preparation	20
2.	Liquidity, going concern and management's response	20
3.	Significant accounting policies	21
4.	Convertible notes	21
5.	Share capital	22
6.	Contingencies	27
7.	Income taxes	27
8.	Earnings per share	27
9.	Related parties	28
10.	Subsequent events	28

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Financial Position
(Unaudited)
September 30, 2015 and December 31, 2014
(in US dollars)

	September 30,	December 31,
Assets	2015	2014
Current assets
Cash	$158,448	$632,272
Accounts receivable	138,744	12,959
Other receivables	14,840	47,616
Research tax credits receivable	270,558	614,654
Prepaid expenses	10,685	–
Inventories	53,895	88,269
Total current assets	647,170	1,395,770

Non-current assets
Security deposit	17,396	17,396
Property and equipment	4,809	9,400
Total assets	$669,375	$1,422,566

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$2,594,748	$1,976,145
Deferred revenue	–	2,508,533
Total current liabilities	2,594,748	4,484,678

Non-current liabilities
Convertible notes	789,557	718,831
Preferred shares of a subsidiary	400,000	400,000
Total liabilities	3,784,305	5,603,509

Equity
Share capital	83,486,540	81,227,058
Share capital subscription	–	200,000
Additional paid-in capital	26,864,854	14,031,578
Deficit	(113,866,324)	(100,039,579)

Total equity attributable to the equity holders of the Corporation	(3,514,930)	(4,580,943)
Non-controlling interest	400,000	400,000
Total equity (deficiency)	(3,114,930)	(4,180,943)
Total liabilities and equity	$669,375	$1,422,566

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Operations
(Unaudited)

Three and Nine-month periods ended September 30, 2015 and 2014
(in US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2015		2014	2015	2014
Revenues
Sales of goods	$46,852		$81,129	$178,063	$257,172
Licensing revenues: Upfront payment	–		654,400	2,508,533	1,963,200
Total revenues	46,852		735,529	2,686,596	2,220,372
Research and development	5,222,128		899,445	6,265,537	4,022,568
Less research tax credits	–		(36,776)	–	(217,597)
	5,222,128		862,669	6,265,537	3,804,971
General and administrative	4,770,407		485,338	9,949,295	2,203,125
Marketing	69		39,660	9,475	122,653
Cost of sales	30,739		45,378	102,443	150,624
Total operating expenses	10,023,343		1,433,045	16,326,750	6,281,373
Net loss from operations	(9,976,491)		(697,516)	(13,640,154)	(4,061,001)
Net finance income (costs)	(29,696)		9,310	(139,091)	(40,292)
		$
Net loss attributable to common shareholders	$(10,006,187)		(688,206)	$(13,779,245)	$(4,101,293)
Basic and diluted loss per share	$(0.26)		$(0.02)	$(0.37)	$(0.12)
Weighted average number of common shares outstanding	39,120,261		35,395,303	37,536,100	35,088,887

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited)

Nine-month period ended September 30, 2015 (in US dollars)

	Attributable to equity holders of the Corporation
							Non-
							controlling
	Share capital						interest	Total equity
			Share	Additional
			captial	paid-in
	Number	Dollars	Subscription	capital	Deficit	Total
Balance, December 31, 2014	35,872,445	$81,227,058	$200,000	$14,031,578	$(100,039,579)	$(4,580,943)	$400,000	$(4,180,943)
Transactions with owners, recorded directly in equity:
Issuance of units	2,123,474	2,259,482	(200,000)	58,480	(47,500)	2,070,462	–	2,070,462
Stock-based compensation	3,750,000	–	–	12,774,796	–	12,774,796	–	12,774,796
Total contributions by owners	5,873,474	2,259,482	(200,000)	12,833,276	(47,500)	14,845,258	–	14,845,258
Net loss	–	–	–	–	(13,779,245)	(13,779,245)	–	(13,779,245)
Balance, September 30, 2015	41,745,919	$83,486,540	$–	$26,864,854	$(113,866,324)	$(3,514,930)	$400,000	$(3,114,930)

See accompanying notes to the condensed interim consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)

Nine-month periods ended September 30, 2015 and 2014
(in US dollars)

	2015	2014
Cash flows used in operating activities
Net loss	$(13,779,245)	$(4,101,293)
Adjustments for:
Depreciation of property and equipment	4,591	4,987
Stock-based compensation	12,774,796	1,554,751
Accretion expense	70,726	22,538
Changes in non-cash operating balances:
Accounts receivable and other receivables	(93,009)	126,866
Research tax credits receivable	344,096	(217,598)
Prepaid expenses	(10,685)	3,291
Inventories	34,374	434
Accounts payable and accrued liabilities	661,703	177,330
Deferred revenue	(2,508,533)	(1,963,200)
Net cash used in operations	(2,501,186)	(4,391,894)

Cash flows from (used in) financing activities
Proceeds from issuance of share capital	1,917,962	4,650,000
Proceeds from issuance of units	200,000	-
Share issue costs	(47,500)	(232,500)
Payments under option settlement agreement	(43,100)	(121,855)
Net cash provided by financing activities	2,027,362	4,295,645

Cash flows used in investing activities
Additions to property and equipment	-	(3,529)
Net decrease in cash	(473,824)	(99,778)
Cash, beginning of the period	632,272	295,523
Cash, end of the period	$158,448	$195,745

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)
Three and Nine-month periods ended September 30, 2015 and 2014
(in US dollars)

1.	Basis of preparation:

(a)	Statement of compliance:

The condensed unaudited interim consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting. The condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in connection with the previously issued annual financial statements of the Corporation as at and for the year ended December 31, 2014.

The condensed unaudited interim consolidated financial statements were authorized for issuance by the Board of Directors on December 16, 2015.

(b)	Basis of measurement:

The condensed unaudited interim consolidated financial statements have been prepared on a going concern and on the historical cost basis. The functional and presentation currency of the Corporation is the US dollar.

2.	Liquidity, Going Concern and Managements Response

The failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. The Corporation’s primary sources of financing since 2003 has been the Common Stock Private Purchase Agreement, which expired in November 2015 and was not renewed. Subsequent to September 30, 2015, the Corporation completed no drawdowns pursuant to this Agreement.

Management believes that current cash balances as at September 30, 2015 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through other sources of capital in order to fund these operations and activities over the next year.

The Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)
Three and Nine-month periods ended September 30, 2015 and 2014
(in US dollars)

impact on its ability to continue as a going concern. Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

3.	Significant accounting policies:

The accounting policies described in the Corporation’s 2014 annual consolidated financial statements have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

Accounting estimates and judgments:

The preparation of the condensed unaudited interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these condensed unaudited interim consolidated financial statements, the significant judgments made by management in applying the Corporation’s significant accounting policies and key sources of information were the same as those applied to the consolidated financial statements for the year ended December 31, 2014.

4.	Convertible notes:

The carrying value of the convertible notes consist of the following:

September 30,
2015

Balance, beginning of the period	718,831
Accretion expense	70,726
Balance, end of the period	789,557

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)
Three and Nine-month periods ended September 30, 2015 and 2014
(in US dollars)

5.	Share capital:

	September 30,	December 31,
	2015	2014
Authorized:
An unlimited number of common shares, at no par value
Issued, outstanding and fully paid:
Number of common shares	41,745,919	35,872,445
Dollars	$83,486,540	$81,227,058

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Common Stock Private Purchase Agreement:

In November 2013, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that established the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation. See note 1.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $1,000,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8,000,000 of common shares under the agreement.

In the nine-month period ended September 30, 2015, the Corporation issued 648,466 common shares (2014 – 919,339) common shares to the Purchaser under the agreements for proceeds of $950,000 (2014 - $4,650,000). At September 30, 2015, the Corporation can require the Purchaser to purchase up to $8,600,000 of common shares over the remaining one month of the agreement, provided the Corporation adheres to its covenants. In November 2015, the agreement expired and was not renewed.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)
Three and Nine-month periods ended September 30, 2015 and 2014
(in US dollars)

Subsequent to September 30, 2015, the Corporation has issued no shares to the Purchaser.

The Corporation records the equity transaction at the amount received.

(b)	Private placements:

In the first quarter of 2015, the Corporation completed two private placements for a total of $400,000, of which $200,000 was received in December 2014 and classified as share capital subscription pending the closing of the transaction. A total of 883,058 Units were issued at an average price of $0.45 per unit. Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Corporation at a price per share equal to $2.00 for a period 24 months following the subscription date. A total of 883,058 shares and 441,529 warrants were issued, of which $341,520 of the total proceeds were attributed to the common shares based on the share price of the common shares of the date of the agreement and the remainder was attributed to the warrants.

In the second quarter of 2015, the Corporation completed one private placement for an amount of $500,000 and 400,000 shares were issued. In the third quarter of 2015, the Corporation completed six private placements for a total of $467,962 and 191,950 shares were issued.

(c)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. In the first quarter of 2015, 787,500 stock options expired ninety days following termination of optionees’ employment with the Corporation and optionee’s ceasing to be a director of the Corporation. As at September 30, 2015, 980,500 options (2014 – 1,670,500) could still be granted by the Corporation.

The following table provides the activity of stock option awards during the nine-month period ended September 30, 2015 and for options outstanding and exercisable at the end of the nine-month period ended September 30, 2015, the weighted average exercise price and the weighted average years to expiration.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)
Three and Nine-month periods ended September 30, 2015 and 2014
(in US dollars)

5	Share capital (continued):

(c)	Stock options (continued):

		Options outstanding
				Weighted
		Weighted		average
		average		remaining
		exercise		contractual
	Number	price		life (in years)
Outstanding, December 31, 2014	5,829,500 *	$4.39	*	3.92	*
Expired	(787,500)	5.07
Cancelled	(37,500)	6.47
Granted	1,515,000	1.74		10
Outstanding, September 30, 2015	6,519,500	$1.74		10
Options vested	6,509,500	$1.74		10
* The terms of these options were modified effective May 14, 2015 such that the new term of these options was 10 years, and they are exercisable at $1.74, once the Company’s share price has exceeded $5 for five trading days.

(d)	Stock-based compensation:

	Three months		Nine months
	ended September 30,		ended September 30,
Employee expenses	2015	2014	2015	2014
Stock options granted in 2011	–	1,119	1,119	4,848
Stock options granted in 2012	2,615	6,101	10,024	23,534
Stock options granted in 2013	–	–	–	–
Stock options granted in 2014	–	102,183	13,995	1,526,369
Stock and options granted in 2015	8,344,252	–	12,749,658	–
Total stock-based compensation expense recognized	$8,346,867	$109,403	$12,774,796	$1,554,751

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)
Three and Nine-month periods ended September 30, 2015 and 2014
(in US dollars)

5.	Share capital (continued):

(d)	Stock-based compensation (continued):

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	Three months		Nine months
	ended September 30,		ended September 30,
	2015	2014	2015	2014
Stock-based compensation pertaining to general and administrative	$4,174,741	$108,284	$8,601,551	$924,653
Stock-based compensation pertaining to marketing	-	-	-	-
Stock-based compensation pertaining to research and development	4,172,126	1,119	4,173,245	630,098
	$8,346,867	$109,403	$12,774,796	$1,554,751

Effective May 14, 2015, the terms of the 5,104,500 share options outstanding were modified to provide an exercise price of $1.74 per share for a period of ten years. They are vested immediately and become exercisable when the trading price of the Company’s common stock reaches $5.00 for 5 days. The modification resulted in incremental compensation expense of $2.0 million recorded in the three months ended June 30, 2015.

There were 1,515,000 share options granted and 5,104,500 share options modified during the nine-month period ended September 30, 2015 having a weighted average fair value of $1.58 per share option (2014 – 640,000 options having a weighted average fair value of $2.52 per option).

The fair value of the options modified and granted during the nine-month period ended June 30, 2015 was determined using the lattice pricing model to address the impact of the $5.00 barrier condition. It had a nominal impact on the fair value due to the Corporation’s high volatility.

The fair value of the options granted during the nine-month periods ended September 30, 2015 and 2014 was determined using the Black-Scholes pricing model.

The following weighted average assumptions were used:

	2015	2014
Share price	$1.74	$5.93
Exercise price	$1.74	$5.93
Risk-free interest rate	2.23%	1.18%
Expected volatility	105%	53.96%
Expected option life in years	10	4
Expected dividends	-	-
Barrier	$5.00	-

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)
Three and Nine-month periods ended September 30, 2015 and 2014
(in US dollars)

5.	Share capital (continued):

(d)	Stock-based compensation (continued):

Expected volatility was estimated considering a five-ten year historic average share price volatility.

Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

On July 17, 2015, the Corporation approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr Averback has agreed to forgo 100% of his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans at which time Dr. Averback will have the option to receive a cash salary or to continue the equity compensation. Dr. Averback received 3,000,000 restricted shares on July, 2015 and shall receive 250,000 restricted stock each month for the duration of the contract, totaling up to 21,000,000 restricted shares, in lieu of cash salary. The Corporation determined that a grant date for all of the restricted shares occurred on July 17, 2015 and established the fair value of each share at $1.36. The Corporation is recording the expense on a prorata basis and recorded an expense of $8.3 million in Q3 (reflected in stock-based compensation expense table above). The unrecognized compensation cost as at September 30, 2015, which will be recognized on a prorata basis over the duration of the employment contract as services are performed assuming Dr. Averback continued to elect equity compensation is $20.2 million.

(e)	Warrants:

Warrants outstanding
Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding, December 31, 2014	107,000	$0.54	2.21
Exercised	-	-	-
Granted	441,529	2.00	1.40
Expired	-	-	-
Cancelled	-	-	-
Outstanding, September 30, 2015	548,529	$1.72	1.56

On December 16, 2014, in connection with the convertible notes private placement financing referred to in note 6, the Corporation issued 107,000 warrants to the placement agent as partial consideration for the placement fees. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $0.54 prior to December 16, 2017.

In the first quarter of 2015, the Corporation issued 441,529 warrants in connection with two private placements referred to in note 8 (b). Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $2.00 prior to January 23, 2017 for 191,529 warrants and prior to March 12, 2017 for 250,000 warrants.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)
Three and Nine-month periods ended September 30, 2015 and 2014
(in US dollars)

6.	Contingencies:

On November 24, 2014, a shareholder of the Corporation, filed a proposed class action suit in the United States District Court, District of New Jersey, against the Corporation and the President and the CEO of the Corporation. The motion was heard on January 26, 2015, and was the first procedural step before any class action could be instituted. The plaintiff seeks certification of a class action on behalf of all persons, wherever they reside, who acquired the Corporation’s common stock between January 31, 2011 and November 2, 2014. The plaintiff alleges that certain of the Corporation’s disclosures failed to disclose material adverse facts that raised serious questions as to the ability to achieve significant results for NX-1207 in Phase 3 trials in light of difficulty of enrolling candidates, obtaining objective and measured results, and the placebo effect. On March 10, 2015, the Corporation was served with a class-action lawsuit. The Corporation believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. No provision has been recognized in these financial statements for this matter.

7.	Income taxes:

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. The Corporation recognized no income taxes in the statements of operations and comprehensive loss, as it has been incurring losses since inception. Furthermore, no deferred tax asset was recognized since the accumulated tax losses available to be carried forward and used to offset future taxable income are not considered probable of being realized.

8.	Earnings per share:

Weighted average number of common shares outstanding:

	Three months		Nine months
	ended September 30,		ended September 30,
	2015	2014	2015	2014
Issued common shares at beginning of period	37,803,969	35,203,700	35,872,445	34,672,157
Effect of shares issued	66,292	191,603	1,246,988	416,730
Weighted average number of common shares outstanding - basic	39,120,261	35,395,303	37,536,100	35,088,887
Weighted average number of shares outstanding – diluted	39,120,261	35,395,303	37,536,100	35,088,887

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)
Three and Nine-month periods ended September 30, 2015 and 2014
(in US dollars)

8.	Earnings per share (continued):

For the nine months ended September 30, 2015, we excluded 6,519,500 stock options and 548,529 warrants from the diluted weighted average per share calculation as they were anti-dilutive (2014 – 5,829,500 stock options: 2013 – 5,949,500 stock options). All outstanding stock options and warrants could potentially be dilutive in the future.

9.	Related parties:

Executive officers and directors participate in the Corporation’s stock option plan (see note 8 (c)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	Three months		Nine months
	ended September 30,		ended September 30,
	2015	2014	2015	2014
Salaries	$(610)	$197,531	$206,852	$585,268
Short-term employee benefits	886	2,526	2,761	6,895
Stock-based compensation	8,344,252	102,183	12,763,653	1,526,369
	$8,344,528	$302,240	$12,973,266	$2,118,532

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings were $28,500 for the period ended September 30, 2015 (2014 - $53,500; 2013 - $47,000).

10.	Subsequent events:

Subsequent to the Corporation’s change of domicile in July 2015, the Corporation recently received a cease trade order from the Autorite des marches du Quebec on its common shares in Canada. The Corporation has been advised that this order will be lifted after current financial reports are filed on SEDAR.

On December 15, 2015, the Board of Directors (the “Board”) of Nymox Pharmaceutical Corporation (the “Company”) was notified by Cutler & Co., LLC (“Cutler”) that Cutler had filed for deregistering with the PCAOB and was transferring its foreign issuers to Thayer O’Neal Company, LLC (“ThayerONeal”). Accordingly Cutler resigned as the Registrant’s independent registered public accounting firm.

On December 16, 2015 the Corporation held it’s annual general meeting. At that meeting the following individuals were elected to the Board of Directors: Dr. Paul Averback, Chairman; Randall Lanham, Esq. and three independent Directors: Richard Cutler, Esq., Dr. David Morse and James G. Robinson.